Recon Technology, Ltd

August 9, 2010

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: H. Roger Schwall, Assistant Director

Re:	Form RW With Respect to Withdrawal of Registration Statement on Form S-1 (File No. 333-166540)

Dear Mr. Schwall:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Recon Technology, Ltd (the “Registrant”) hereby respectfully requests the withdrawal of the above-referenced Registration Statement on Form S-1 (File No. 333-166540), filed with the Securities and Exchange Commission (the “Commission”) on May 5, 2010 and as amended on June 9, 2010 and June 22, 2010, respectively, together with all exhibits thereto (the “Registration Statement”).

The Registrant submits this request for withdrawal as it does not intend to pursue the contemplated public offering at this time due to unfavorable market conditions. The Registrant confirms that no securities have been distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein. The Registrant also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Registrant requests, in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for any future registration statement or registration statements.

Your assistance in this matter is greatly appreciated. If you have any questions or require further information or documentation regarding the foregoing, please do not hesitate to contact Zachary B. Ring, Esq., counsel to the Registrant, at 804-771-5797.

Very truly yours, Recon Technology, Ltd

/s/ Yin Shenping
Name: Yin Shenping Title: Chief Executive Officer